UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): **February 1, 2010**

FX ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	**000-25386**	**87-0504461**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3006 Highland Drive, Suite 206	
Salt Lake City, Utah	**84106**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(801) 486-5555**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01—OTHER EVENTS

On February 1, 2010, FX Energy, Inc., issued a press release, a copy of which is attached as Exhibit 99.01.

ITEM 9.01—FINANCIAL STATEMENTS AND EXHIBITS

The following is filed as an exhibit to this report:

Exhibit Number	Title of Document	Location
99	**Miscellaneous**	
99.01	Press release dated February 1, 2010	Attached

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FX ENERGY, INC.
Registrant

Dated: February 1, 2010   By: /s/ Scott Duncan

Scott Duncan, Vice President

FOR IMMEDIATE RELEASE

February 1, 2010

SCOTT J. DUNCAN
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
(801) 486-5555 Fax (801) 486-5575
www.fxenergy.com

FX Energy Fourth Quarter Production Rate Nearly Triples, 2009 Full Year Production Up Substantially

Salt Lake City, February 1, 2010 – **FX Energy, Inc.** (NASDAQ: FXEN) today reported production figures for the fourth quarter and full year 2009. Total oil and gas production for the fourth quarter of 2009 was 1.08 Bcfe (billion cubic feet equivalent), or 280 percent of the 0.39 Bcfe produced in the fourth quarter of 2008. Full year 2009 production was 2.26 Bcfe, or 136 percent of the 1.67 Bcfe total produced in 2008.

New Gas Production Drives Results

The production increase for the Company in the 2009 fourth quarter was primarily the result of the Roszkow well in Poland, which began producing in late September 2009. This well was drilled and completed in 2007. It encountered 34 meters (110 feet) of net pay in a Rotliegend sandstone reservoir. The Roszkow well has proved reserves of 51.5 Bcfe, of which FX Energy owns 49%.

Higher Production Rates Expected to Continue

"We believe the 2009 fourth quarter production increase represents a significant inflection point for us," said David Pierce, president and CEO of FX Energy. "Production now is of a magnitude to make an important contribution to capital spending. Not only was the production increase dramatic, but these new higher levels should be relatively sustainable. Gas wells in the Fences area, like the Roszkow well, have historically sustained their initial production rates for several years. We think the Company's current production rate of 11.5 MMcfed (million cubic feet equivalent per day) is a relatively sustainable rate. In addition, we anticipate putting three more wells in three other Polish gas fields on production near the end of this year, which should boost production even higher and for a longer period."

"Moreover," continued Pierce, "Roszkow and the production results we are reporting today represent a very strong endorsement of our focus on the Polish Permian Basin. Just as the North American Permian Basin has been very good to US producers, and the western European Permian has been good to North Sea producers, we believe that the eastern European Permian could hold multiple, long-term, high potential exploration targets for us. Our discoveries with the Roszkow well and our six other commercial discoveries to date in our Fences concession give us even more confidence in the eastern European Permian."

About FX Energy

FX Energy is an independent oil and gas exploration and production company with production in the US and Poland. The Company's main exploration activity is focused on Poland's Permian Basin where the gas-bearing Rotliegend sandstone is a direct analog to the Southern Gas Basin offshore England. The Company trades on the NASDAQ Global Market under the symbol FXEN. Website www.fxenergy.com.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements are not guarantees. For example, exploration, drilling, development, construction or other projects or operations may be subject to the successful completion of technical work; environmental, governmental or partner approvals; equipment availability, or other things that are or may be beyond the control of the Company. Operations that are anticipated, planned or scheduled may be changed, delayed, take longer than expected, fail to accomplish intended results, or not take place at all.

In carrying out exploration it is necessary to identify and evaluate risks and potential rewards. This identification and evaluation is informed by science but remains inherently uncertain. Subsurface features that appear to be possible traps may not exist at all, may be smaller than interpreted, may not contain hydrocarbons, may not contain the quantity or quality estimated, or may have reservoir conditions that do not allow adequate recovery to render a discovery commercial or profitable. Forward-looking statements about the size, potential or likelihood of discovery with respect to exploration targets are certainly not guarantees of discovery or of the actual presence or recoverability of hydrocarbons, or of the ability to produce in commercial or profitable quantities. Estimates of potential typically do not take into account all the risks of drilling and completion nor do they take into account the fact that hydrocarbon volumes are never 100% recoverable. Such estimates are part of the complex process of trying to measure and evaluate risk and reward in an uncertain industry.

Forward-looking statements are subject to risks and uncertainties outside FX Energy's control. Actual events or results may differ materially from the forward-looking statements. For a discussion of additional contingencies and uncertainties to which information respecting future events is subject, see FX Energy's SEC reports or visit FX Energy's website at www.fxenergy.com.